Exhibit 99.315

Nextech AR Solutions Corp. to Acquire Silicon Valley AI-Powered 3D Model
Creation Company Threedy.ai Inc. for US$9,500,000

Vancouver, B.C., Canada –May 18th, 2021 – Nextech AR Solutions Corp. (“Nextech”) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29) is pleased to announce that it has signed a binding letter of intent (the “LOI”) dated May 14, 2021 with Threedy.ai Inc. (“Threedy”) to acquire all outstanding shares of Threedy. Threedy is an artificial intelligence (“AI”) company based in Silicon Valley, California, backed by prominent venture capitalists (“VCs”) and angle investors. Founded in 2018, they have been building AI technologies for the 3D model creation of physical products at scale. They have an expansive list of clients, including Walmart, Wayfair, Kohl’s Pier 1 Imports, K-mart Australia, Lighting Plus New Zealand, and many more.

Threedy’s patent-pending technology leverages AI to enhance the building of quality 3D models from simple 2D photos at scale through an AI-powered assembly line.

Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Threedy has built a truly disruptive end-to-end solution around its model creation technology for the augmented reality (“AR”) industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, 3D models are created for each product through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform. Nextech envisions that this platform will become the self-service AR platform for all its AR solutions including, e-commerce, AR advertising, Genie in the Bottle Holograms, AR Portals, and more.

Nextech's acquisitions strategy is focused on creating net new revenue opportunities that scale with the rapid global adoption of AR, and Threedy is perfectly positioned to capitalize on that by offering a better industry solution for 3D content creation. 3D digital inventories from every major retailer and manufacturer are growing rapidly but it is still too slow and costly for most, with the biggest bottleneck for the global adoption of AR being 3D model creation at scale. The need to make 3D digital replicas easy, fast, and cost-effectively is a global need that has not been met until now. With this transaction, Nextech and Threedy are here to bring AI technology to the forefront of the digital transformation economy and build the bridge between the 2D and 3D world of content creation.

Evan Gappelberg CEO of Nextech AR Solutions Corp.’s Comments:

“I have been patiently waiting for a company to come along that not only understands AI but also understands that AI is the key to cracking the code on scaling AR content creation. Nima and Max are two rare entrepreneurs who have figured it out and are gutsy and smart enough to not only build their disruptive technology but also bring it to market through the world's largest retailers. With Threedy’s technology and Nextech’s global sales and marketing machine, our combined AI teams and our existing AR tech and resources as a public company, I'm convinced that we will quickly take a leadership position in the AR industry”.

Nima Sarshar CEO of Threedy.ai, Inc.’s Comments:

“eCommerce has lived in the same `flatland` for 25 years now, and we have been attempting to fit a world that is 3D into 2D flat screens. The future of digital commerce, however, is 3D. Customers- businesses and consumers alike- are increasingly demanding to see the products they are buying online in as much detail as possible to interact with them immersively and see them in the space they are intended for before committing to a purchase. To that end, our vision is to create a 3D digital replica of every commercial product in the world. We could not have found a better partner than Evan and Nextech to make that vision a reality. Combining our resources and technologies, we will take the AR industry by storm and bring AR to retailers and brands at scales never imagined before.”

About Threedy.ai, Inc. CEO - Nima Sarshar, Ph.D:

Former tenured Associate Professor of Software Engineering, turned serial entrepreneur, with more than 50 peer-reviewed scientific papers and patents. Author of “Network-aware source coding and communication” by Cambridge University Press.Co-founder and CTO of Haileo, an early visual search AI company, CTO of inPowered, a leading AI content marketing platform. Most recently, lead Machine Learning Scientist at Apple (AAPL)

About Threedy.ai, Inc. CTO - Max Hwang, MSc:

Software executive with over 25 years of experience in Silicon Valley with expertise in enterprise software system design and global team management. BA in Computer Science and Economics from UC Berkeley MSc in Management of System Software Development from Carnegie Mellon University. Serial entrepreneur and early employees in Interwoven (went public & acquired by HP), Recommind (Acquired by OpenText), Baynote (Acquired by Kibo Commerce). Most recently, the founder & CEO of Code Above Lab Inc., a Silicon Valley software consulting firm, with clients including Adobe, Cloudera, Teradata, and Navinfo.

The transaction will be an all-stock purchase (the “Transaction”) for payment upon closing of US$9,500,000 worth of common shares of Nextech (the “Nextech Shares”). The number of Nextech Shares issuable to the stockholders of Threedy.ai will be calculated by dividing the aggregate value of the common shares of Nextech on the stock exchange where the majority of trading volume occurs for the twenty trading days prior to the date of the announcement of the closing of the Transaction, subject to a floor price of US$2.00 per Nextech Share as well as the policies of the Canadian Securities Exchange (“CSE”) and the Neo Exchange Inc. (“NEO”). The Nextech Shares will be subject to certain voluntary resale restrictions.

On closing, which is expected to take 30 days, the Threedy team, including the founders, will join Nextech. Nima Sarshar (co-founder and CEO of Threedy) and Max Hwang (co-founder & CTO of Threedy) will provide executive services to Threedy and Nextech (as applicable).

The Transaction is subject to the acceptance of the CSE and the NEO, the approval of the shareholders of Threedy and Nextech (if required), and the completion of satisfactory due diligence by Nextech.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

Investor.Relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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